Service Expertise Integrity

Exhibit 99.1

NORTHERN TRUST CORPORATION

Frederick H. Waddell
Chairman &
Chief Executive Officer

Citigroup Financial Services Conference

The Waldorf=Astoria Hotel
New York, New York
March 11, 2010

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2009 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ Excellent Strategic Positioning
- ☑ Uncompromised Financial Strength
- ☑ Current Topics of Interest

Service Expertise Integrity

Excellent Strategic Positioning

Northern Trust

A Client-centric and Highly Focused Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Operations & Technology

Assets Under Custody $3.7 Trillion

Assets Under Management $627.2 Billion

Balance Sheet Assets $82.1 Billion

As of 12/31/09

Consistent Focus on Proven Growth Strategies….

…and resisting the temptation to stray

Businesses Northern Trust is NOT in:

- Investment Banking
- Retail Banking
- Sub-Prime Mortgage Underwriting
- Discount Brokerage
- American Depositary Receipts
- Credit Cards
- Consumer Finance
- Venture Capital
- Stock Transfer

Service Expertise Integrity

Personal Financial Services

Northern Trust

Integrated Approach to Wealth Management…

…addresses the full spectrum of our personal clients' unique needs.


Client
Asset Servicing
Financial Planning
Family Education
Family Business Management
Brokerage Services
Philanthropic Services
Tax Services
Family Advisory Services
Estate Planning
Online Services
Private & Business Banking
Estate Administration
Investment Management

Extensive Reach in Attractive Target Market

Network of PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.

Northern Trust Named
'Best Private Bank in North America'
By publications of the Financial Times Group, November 2009



Washington (1)
Minnesota (1)
Wisconsin (1)
Michigan (3)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (15)
Ohio (1)
Colorado (1)
Missouri (1)
California (11)
Georgia (1)
Arizona (6)
Texas (7)
Florida (25)

Northern Trust

Service | Expertise | Integrity

Spotlight: Industry Leading Wealth Management Group

Serving the World's Wealthiest Families

Overview:

- ~410 family relationships in 19 countries
- Average relationship size = $475+ million
- 20% of *Forbes 400 Richest Americans*
- WMG AUC CAGR 1999-2009 = 14%
- S&P 500 CAGR 1999-2009 = -3%

Assets Under Custody:

($ billions)



$52
$65
$82
$114
$195
$196
S&P 500
1999
2001
2003
2005
2007
2009

Client Locations:

- Bermuda
- Canada
- France
- Germany
- Greece
- Ireland
- Israel
- Italy
- Luxembourg
- Mexico
- Monaco
- Netherlands
- Portugal
- Saudi Arabia
- South Africa
- Switzerland
- Turkey
- United Kingdom
- USA

Northern Trust

Service

Expertise

Integrity

Corporate & Institutional Services

Northern Trust

A Worldwide Leader in the Institutional Marketplace

Asset Management	Active Index Investment outsourcing Liability driven investing	Manager of managers Hedge funds Private equity Transition management
Asset Enhancement	Cross-border pooling Trade execution Cash management	Securities lending Foreign exchange Commission management
Asset Reporting	Investment accounting Reporting and valuation Performance analytics	Risk monitoring and reporting Trade execution analysis Data warehouse
Asset Administration	Fund accounting Fund administration Transfer agency	Corporate secretarial Trustee Investment operations outsourcing
Asset Processing	Safekeeping Settlement Derivatives processing	Income collection Corporate actions Tax reclamation

Northern Trust

Service Expertise Integrity

Positioned Globally for Growth

Serving clients locally and capitalizing on global opportunities


North America
Chicago (Corporate Headquarters)
Toronto
New York
Europe, Middle East, & Africa
Dublin
Limerick
Guernsey
Jersey
Stockholm
London
Amsterdam
Luxembourg
Abu Dhabi
Asia Pacific
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne

18 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

Northern Trust

Strong Presence in Target Institutional Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	44%
200 U.S. Funds	47%
200 U.K. Funds	30%

Public Funds / Taft-Hartley / Insurance

Of the Top	Northern Serves
25 Taft-Hartley Funds	36%
100 U.S. Public Funds	38%
100 U.S. Insurance Cos	24%

Foundations, Endowments, and Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	28%
50 U.S. Healthcare Funds	36%

Fund Administration

- Serves 28% of the Top 200 Asset Managers in the world
- A leading provider of Offshore Private Equity Fund Administration services in Europe
- Fund Administrator for more funds in Ireland and Guernsey than any other provider

Sources: Pensions and Investments 26 January 2009 (all US Pensions), 22 December 2008 (Foundations, Endowments and Investment Managers); Pension Funds and Their Advisors, 2008 (UK Funds); AsianInvestor, May 2008 (Asian Investors); the Money Market Directory, 2008 (Healthcare Funds); A.M. Best Insurance Reports, Investments & Pensions Europe Top 1000 Pension Funds, Sepember 2008 (Dutch and Nordice); and Benefits Canada Top 100 Pension Funds, June 2008.

Service

Expertise

Integrity

Northern Trust Global Investments

Northern Trust

Providing Investment Solutions to Target Clients

$627.2 Billion

Assets Under Management as of December 31, 2009

Investment Solutions for <u>Personal Clients</u>

$145.2 Billion



Equities
$51B / 35%
Fixed
Income
$47B / 32%
Short
Duration
$36B / 25%
Other
$11B
8%

Investment Solutions for <u>Institutional Clients</u>

$482.0 Billion



Passive
$267B / 55%
Sec
Lending
Collateral
$115B / 24%
Short
Duration
$67B / 14%
Manager of Managers
$24B / 5%
Active Fixed
Income / $8B / 2%
Other
$1B / <1%

Northern Trust

Service Expertise Integrity

Strong Asset Management Industry Positioning

- **Best Money Market Fund – North America**
  Treasury Management International (2009)
- **13th Largest Asset Manager Worldwide**
  Pensions & Investments (2009)
- **10th Largest Manager of Worldwide Institutional Assets**
  Pensions & Investments (2009)
- **Largest Passive International Indexed Securities Manager**
  Pensions & Investments (2009)
- **Investment Management Firm of the Year**
  ACQ Finance Magazine (2009)
- **Manager of Managers of the Year**
  Global Pensions (2009)

Service Expertise Integrity

Uncompromised Financial Strength

Northern Trust

High Quality, Consistently Differentiated Balance Sheet

Our balance sheet is driven by the needs of our clients

Assets



Money Market Assets 34%
Client Loans 34%
Securities 23%
Other 9%

Liabilities & Equity



Client Deposits 71%
Short-Term Borrowings 12%
Equity 8%
Long-Term Debt & Senior Notes 6%
Other 3%

Total Assets = $82 Billion

As of December 31, 2009.

Diversified and High Quality Loan Portfolio

Relationship Based Lending Strategy

$27.8B Loan Portfolio

($ in Billions)



Leases
$1.0
4%
Non-U.S.
$0.7
2%
Other
$0.8
3%
Residential Real
Estate
$10.8
39%
Personal
$5.0
18%
Commercial
Real Estate
$3.2
11%
Commercial
$6.3
23%

Loan Quality Notably Better Than Industry Averages



3.95%
2.56%
1.11%
0.44%
EOP NPAs to Loans
NCOs to Avg Loans
NTRS
Top 20 Peers' Average

Northern Trust

All data is as of 12/31/09. NPAs = Non-Performing Assets. NCOs = Net Charge-offs

High Quality Securities Portfolio is a Differentiator

$18.6B SECURITIES PORTFOLIO

- **91% of securities rated triple-A**
- **Total net pretax unrealized losses of only $36 million**



Government Sponsored Agency $13.2B / 71%
Corporate Debt / $2.8B / 15%
96% government guaranteed
$2.7B rated triple-A
Asset-Backed $1.5B / 9%
Well diversified
84% rated triple-A
Subprime asset-backed total ~1% of total portfolio
Auction Rate Securities / $0.41B / 2%
Other / $0.6B / 3%

As of December 31, 2009.

Outstanding Capital Strength

CAPITAL RATIOS	12/31/08	**12/31/09**	"Well Capitalized" Guideline
Tier 1 Capital	13.1%	**13.4%**	6.0%
Total Risk-Based	15.4%	**15.8%**	10.0%
Leverage	8.5%	**8.8%**	5.0%
Tier 1 Common Equity	9.6%	**12.8%**	--
Tangible Common Equity	5.4%	**7.2%**	--

COMMON EQUITY ($ Billions)



CAGR: +12%
$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
$6.3
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Current Topics of Interest

Northern Trust

Spotlight: Net Interest Income

Net Interest Income is driven by balance sheet composition, trends in earnings assets and interest rate dynamics



Net Interest Margin
Average Earning Assets ($Billions)
Net Interest Income ($Millions)
$601
$621
$735
$810
$908
$1,129
$1,040
1.73%
1.68%
1.82%
1.76%
1.70%
1.76%
1.56%
$35
$37
$41
$46
$53
$64
$67
2003
2004
2005
2006
2007
2008
2009

Spotlight: Foreign Exchange Trading Income

Foreign Exchange Trading Income is an outgrowth of our successful global custody business, and is primarily driven by currency volatility and client volumes



Foreign Exchange Trading Income ($Millions)
Global Custody Assets ($Billions)
$110
$158
$180
$247
$351
$616
$446
$727
$965
$1,240
$1,691
$2,087
$1,422
$1,933
2003
2004
2005
2006
2007
2008
2009

Northern Trust

Spotlight: Securities Lending Fees

Securities Lending is a client-directed asset management service driven by capital markets supply and demand dynamics, and the interest rate and credit spread environment



Securities Lending Fees ($Millions)
Securities Lending Collateral ($Billions)
$133
$188
$217
$248
$270
$110
$115
$99
$120
$149
$192
$293
$434
$133
2003
2004
2005
2006
2007
2008
2009

*Securities lending mark-to-market collateral fund marks have been excluded in 2007, 2008 and 2009.

Service Expertise Integrity

Concluding Thoughts

Northern Trust

Focused on Service, Expertise & Integrity for More than 120 Years

_1889_ → **_2010_**

Long-Term Success Due to Enduring Strategies:

- ✓ Leadership positions in client-focused business segments
- ✓ Attractive market and geographic growth opportunities
- ✓ Comprehensive product capabilities
- ✓ Distinctive balance sheet and capital strength
- ✓ Invested, experienced and stable management team
- ✓ Proven record of managing the business for long-term growth and profitability

Service Expertise Integrity

Exhibit 99.1

NORTHERN TRUST CORPORATION

Frederick H. Waddell
Chairman &
Chief Executive Officer

Citigroup Financial Services Conference

The Waldorf=Astoria Hotel
New York, New York
March 11, 2010

Northern Trust